EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 14, 2008, relating to the financial statements and financial statement schedule of Dot Hill Systems Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective January 1, 2007, and FASB Statement No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006), and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Dot Hill Systems Corp. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP
San Diego, California
October 24, 2008